SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 February 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Annual Financial Report dated 28 February 2020

Exhibit No: 99.1

 28 February 2020

InterContinental Hotels Group PLC
Annual Financial Report 2019

The Company announces that the following documents have been made available to shareholders:

1.
Annual Report and Form 20-F 2019
2.
Chair's Letter

In compliance with Listing Rule 9.6.1R a copy of each of these documents has been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at http://www.morningstar.co.uk/uk/nsm

InterContinental Hotels Group PLC has also filed the Annual Report and Form 20-F for the year ended 31 December 2019 with the US Securities and Exchange Commission.

Documents referred to above are publicly available on the InterContinental Hotels Group PLC website and the Annual Report 2019 can be found at: https://www.ihgplc.com/investors/annual-report

Shareholders may request a hard copy of the Annual Report and Form 20-F 2019 free of charge from the address below:

Company Secretary's Office
InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire UB9 5HR
United Kingdom

Disclosure Guidance and Transparency Rule 6.3.5R Disclosure

The disclosures set out in the Appendices below are made in compliance with Disclosure Guidance and Transparency Rule 6.3.5R.  The Appendices have been extracted from the Annual Report and Form 20-F 2019 (Annual Report) in full unedited text, and the page number references refer to page numbers in the Annual Report.  The information in the Appendices should be read in conjunction with the Company's Preliminary Results announcement, which together constitute the material required by DTR 6.3.5R to be communicated to the media in full unedited text through a regulatory information service and this material is not a substitute for reading the full Annual Report.

Appendix A - Related Party Transactions

Related party disclosures are set out in note 32 to the Group Financial Statements, on page 197 to 198 of the Annual Report:

	2019 $m	2018 $m	2017 $m
Total compensation of key management personnel
Short-term employment benefits	15.8	18.2	21.3
Contributions to defined contribution pension plans	0.5	0.5	0.6
Equity compensation benefits	12.1	13.0	10.2
Termination benefits	-	-	1.9
	28.4	31.7	34.0

There were no other transactions with key management personnel during the years ended 31 December 2019, 2018 or 2017.

Key management personnel comprises the Board and Executive Committee.

Related party disclosures for associates and joint ventures are as follows:

	Associates			Joint Ventures			Total
	2019 $m	2018 $m	2017 $m	2019 $m	2018 $m	2017 $m	2019 $m	2018 $m	2017 $m
Revenue from associates and joint ventures	10	9	8	-	1	1	10	10	9
Other amounts owed by associates and joint ventures	3	1	2	-	-	-	3	1	2
Amounts owed to associates and joint ventures	(4)	(2)	-	-	-	-	(4)	(2)	-

In addition, loans both to and from the Barclay associate of $237m (2018: $237m) are offset in accordance with the provisions of IAS 32 and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 2.1% in 2019 (2018: 2.7%)) and presented net in the Group income statement.

Appendix B - Principal risks and uncertainties

The principal risks and uncertainties relating to the Group are set out on pages 47 to 53 of the Annual Report.  The principal risks and uncertainties are supported by a broader description of risk factors set out on pages 226 to 230 of the Annual Report.

IHG's principal risks and uncertainties
Our risk profile is structurally similar to that of a year ago, although the context within which we operate is highly dynamic reflecting the cyclical nature of our industry and global macroeconomic uncertainties.

Our discussions of risk also take place within a context of increasing scrutiny of the impact of our business on our stakeholders, and our longer-term sustainability. We have therefore split out our consideration of external factors to recognise both the risks relating to political and economic headwinds on our growth ambitions (for example disruption in key markets and trade wars) and also the requirement to anticipate and respond appropriately to the risks and opportunities relating to our environmental and social responsibilities.

We have also refreshed our crisis and incident management procedures during 2019, with the Executive Committee and many regional and functional leadership teams working through training and tabletop crisis scenarios to review and practice ways of working. The Risk and Assurance team provides support and intelligence on emerging threats and will continue to provide advice to management on procedures for risk identification and mitigation and control. We are continuing to monitor the evolving situation relating to Covid-19 and its impact on both our business and the industry as a whole, and we are working closely with relevant authorities. The Group's asset-light business model, diverse brand portfolio and wide geographical spread contribute to IHG's overall resilience to events that could affect specific segmental or geographical areas.

Our programme to realise savings for reinvestment has led to a range of changes to organisation, accountabilities and processes, and a wide portfolio of initiatives is in place to pursue growth opportunities.

Our approach to risk management has therefore also evolved as part of our organisational focus on growth and how we take informed decisions in a fast moving environment. The Risk and Assurance team has continued to coordinate assessments of the principal risks facing the Group, including those which would threaten its business model, future performance, solvency or liquidity and reputation. These risks are formally reviewed with the Group's Directors on a bi-annual basis and considered in more detail through the activities of the Board and committees, however risks are also discussed as an integral part of decision making across the year. In addition, focus on the behaviours necessary to drive growth has included cross-business participation in virtual learning summits, including how to make decisions at pace with the right governance and structure to maintain control.

Our strategy requires us to work increasingly with partners, intermediaries and other third parties, and access expertise and services which enable us to anticipate and respond to the needs of our owners, guests and colleagues, and to work efficiently and at scale. Many of our risks therefore reflect the changing nature of our extended enterprise and our responsibilities to our stakeholders. Some of these responsibilities, particularly in relation to our stewardship of data, are subject to significant changes in law and therefore highlighted as dynamic and demanding regular attention by senior management and the Board.

We continue to conclude that the potential impact of Brexit on IHG is not likely to have a material impact on our overall strategy or operations although, as with other external factors, this is considered as part of operational risk management and resilience planning, and a standing group reviews our preparedness for operational disruption. The impact of a potential movement in the value of sterling is articulated in note 24 of the Group Financial Statements, see pages 182 to 185.

Risk description	Initiatives to manage these risks
Inherent threats to cybersecurity and information governance remain significant and dynamic. We are aware of our responsibilities in relation to a range of high-value assets (critical systems & guest, employee and other sensitive data) which may be targeted by various threat 'actors' (including organised criminals, third parties and 'threat actor-employees'), and rapid evolution in societal, regulatory and media scrutiny of privacy arrangements mean that the potential impact of data loss to IHG financially, reputationally or operationally remains a dynamic risk factor.
●
Effective and appropriate leveraging of data that we have a right to use is a key aspect of the interface between our marketing and our commercial and technology activity. We take account of regulatory and ethical factors as part of the decision-making processes in relation to marketing and technological initiatives, and we also rely on appropriate governance and control arrangements to mitigate risks that the validity of data that we use is undermined by cyber-attacks or operational failures.

	●	Our 2019 focus has been on progressing a Board-endorsed roadmap of the highest priority and highest-value initiatives to build and maintain core elements of our cybersecurity posture.
●
During the year our Chief Information Security Officer has worked with teams across IHG to increase sophistication in how we identify, protect, detect, respond and recover in relation to cyber risks. This has involved developments in our security governance and risk tracking, including discussion and assessment of an approach to high-value assets with the Executive Committee.

●
We have continued to drive awareness of cybersecurity risk, including an anti-phishing campaign which tested corporate employees on phishing attacks. We also developed a cybersecurity incident response playbook which is aligned with wider IHG resilience and incident preparation protocols.

●
The nature of our operating model means that significant amounts of IHG's confidential information assets are also held by or shared with third-party suppliers and owners, and we review those risks as part of our broader supply chain risk management arrangements.

	●	Our information security programme is supported and reviewed by internal and external assurance activities, including our Internal Audit and SOX teams and PCI assessments.
●
During 2019 we have reported regularly to the Board and the Executive Committee on the information security roadmap using key risk indicators to track trends in risk and mitigation initiatives. We also continue to work closely with our insurers to review the adequacy of protection for our risks and have assessed potential cyber incident scenarios, including quantification of value at risk, to better aid in risk-based discussions on remediation investment against risk acceptance and available risk transfer opportunities.

Failure to deliver preferred brands and loyalty could impact our competitive positioning, our growth ambitions and our reputation with guests and owners. Competitor and intermediation activity creates inherent risks and opportunities for the hospitality industry and is relevant to the longer-term value of IHG's franchised/managed proposition and our ability to deliver returns to current and potential owners of our various brands.
●
To enable our growth ambitions, we need to continuously strengthen our portfolio of brands to build an industry-leading offer which delivers leading-edge guest preference, and competitive owner returns. For a description of our brands and brand initiatives see pages 14 to 17, and page 23.

●
We are building the underlying capabilities to achieve our vision by: strengthening our new brand development; enhancing our marketing capability; refining our brand portfolio strategy; building improved data analytics capabilities; and scaling the production and efficiency of our global marketing assets.

●
During 2019, our Global Marketing team has continued to evolve an operating framework to provide additional clarity and alignment on prioritisation and focus areas. We have also implemented changes to several ways of working between our global functions and regional operations teams to drive commercial performance, supported by learning events and engagement sessions.

●
We are also executing a loyalty roadmap that includes tactical improvements to drive short-term performance and foundational levers to enable a longer-term step change to improve member benefits, owner economics and programme technology. See page 20 for more details on our 2019 initiatives.

In a fast growth environment, it is essential that we attract, develop and retain leadership and talent and failure to do this could impact our ability to achieve growth ambitions and execute effectively. Our people are essential to delivering our objectives, and our ability to develop talent is a key way we can deliver value to our existing and potential owners of both managed and franchised hotels. It is also essential that we retain key executive talent, both at the corporate and hotel levels, in the face of attractive roles and competitive rewards available in the global markets where we operate and compete.
●
Our approach to managing our people is outlined in detail on pages 28 to 31 and our annual business planning process includes a review of workforce risks. We consider workforce risks when designing business initiatives and we regularly review talent and succession across the organisation. Our Human Resources team partners across IHG, and performs regular reviews including in relation to the diversity of our talent and competitiveness of our compensation and benefits plan.

●
IHG has the ability to manage the risk directly in relation to IHG employees but relies on owners and third-party suppliers to manage the risk in related activities. Our Procurement, Legal and Risk teams also consider more indirect workforce risks relating to our third-party relationships.

●
During 2019, we have continued to refine and streamline our performance management systems and embed a common set of leadership behaviours across IHG through employee participation in various virtual learning summits.

●
Several policies supporting our Code of Conduct (for example our Human Rights Policy which is reviewed annually) relate to the management of our people, describing our intolerance for inappropriate behaviours, and appropriate adherence to those helps manage our risk.

	●	As our business expands through mergers and acquisition, we also undertake due diligence prior to transactions, and as part of integration activities, to evaluate and adapt relevant people practices.
The global business regulatory and contractual environment and societal expectations continue to evolve. Failure to ensure legal, regulatory and ethical compliance would impact IHG operationally and reputationally. Regulators are moving to impose significant fines for non-compliance, most notably in relation to privacy obligations and data security, and there is increasing attention on environmental, social and governance matters (for example relating to consumer protection, human rights including modern slavery, human trafficking and labour laws, and financial crime) from a range of external stakeholders such as corporate sales clients, investors and NGOs. With trading headwinds in some markets, increased pressure can be placed on compliance programmes, and a heightened risk of liabilities relating to our franchise model both in relation to brand reputation issues as well as litigation.
●
Our global Ethics and Compliance team (E&C team) are focused on ensuring IHG has a globally coordinated approach to material ethical and compliance risks, taking into account the regulatory environment, stakeholder expectations and IHG's commitment to a culture of responsible business.

●
The overarching framework for Ethics and Compliance is the IHG Code of Conduct (Code), (see pages 26 and 27). In addition to the Code, the E&C team manage the global compliance programmes for Anti-Bribery and Corruption, Antitrust/Competition Law, Sanctions and Human Rights.

●
A number of processes and initiatives are used by the E&C team to manage ethical and compliance risks. For example, IHG is a member of Transparency International UK's Business Integrity Forum and participates in its annual Corporate Anti-Corruption Benchmark. The findings from the Benchmark assessment are utilised predominantly by the E&C team to identify improvements to the design of the IHG Anti-Bribery and Corruption programme.

●
The E&C team are also responsible for, and have oversight of, the owner legal due diligence process. This is designed to ensure that risk-based due diligence is carried out on third-parties with whom IHG enters into hotel relationships. This includes sanctions monitoring, third-party screening and internal communications - for example, an annual update is communicated to the Legal, Development and Strategy teams and other relevant colleagues providing a reminder of 'No Go' countries and sanctions issues that may restrict IHG.

●
The E&C team currently monitor training completions, gifts & entertainment reporting and owner due diligence escalations. These areas help demonstrate whether the design of the Ethics & Compliance framework and core processes of the underlying programmes are operating effectively. The E&C team monitor activity of the Confidential Disclosure Channel and have regular discussions with regional Legal teams to help identify emerging issues. In addition, the E&C team receive informal queries/escalation of issues via an Ethics and Compliance email channel, which is publicised in training and awareness materials, and directly from employees, for example in face-to-face training sessions.

	●	The Board receives regular reports on the Confidential Reporting Channel and matters directly related to our responsible business agenda.
Failure to capitalise on innovation in booking technology and to maintain and enhance the functionality and resilience of our channel management and technology platforms (including those of third-parties on which we rely directly or indirectly), and to respond to changing guest and owner needs remains a dynamic risk to IHG's revenues and growth ambitions. The pace of change in the hospitality industry continues to accelerate and IHG must evolve to effectively grow and compete in the marketplace. Technology is crucial to our strategy as we face increasing competition from both existing and new players in the travel space.
●
Our comprehensive channels strategy is a key driver and enabler of accelerated growth. We continue to seek opportunities to align and innovate our channels and technology platforms (see page 21). Our IHG Concerto™ platform is operating at all IHG hotels, and we are continuing to add more capabilities to the platform to enhance revenue delivery.

●
Our Guest Reservation System (GRS) is hosted by a third-party vendor, Amadeus, in the cloud and supported by infrastructure which serves to decrease the likelihood of downtime. Availability of GRS and other key systems continues to be monitored on a 24/7 basis by the Network Operations Centre. Metrics are regularly reported to Commercial and Technology leaders so they can monitor performance.

	●	As our industry evolves, and with our acquisition of new brands, we have continued to review the capabilities of our systems in relation to market trends and expectations.
	●	In 2019, we also introduced regional revenue forums to focus on forecasting future business and determining integrated commercial plans to address challenges.
IHG's continuing agenda to accelerate growth gives rise to inherent risks, for example as we transition systems, operating models and processes. The potential exists to impact commercial performance and financial loss, and undermine stakeholder confidence. As we move towards larger, more strategic outsourcing relationships for business-critical services, inherent risk levels are also raised.
●
The progress of our Group-wide efficiency programme has been tracked by the Board and Executive Committee, and the majority of our centrally driven transformation activity has now transitioned to Senior Leaders.

●
Following the changes to our organisational structure in 2018, in 2019 we conducted corporate-wide virtual learning summits and we maintain a central digital hub for process and learning materials to enable our employees to find details about processes, learning content and key process owners.

●
Our focus on accelerating growth has included review of risks relating to offshoring and outsourcing by Senior Leaders and the Board. Our Strategic Supplier Management Office has been established to manage existing critical supplier relationships as well as new outsourcing and/or business-critical relationships driving our strategic objectives. Our legal teams review contracts and provide advice on litigation, where required, and our insurance programme also provides a degree of protection in the event of supplier failure.

●
Oversight teams, including our finance experts, have evolved governance and control frameworks and we also regularly review delegated approval authorities and processes to enable decisions on investments to be made quickly and efficiently with consideration of the risks involved. HR Business Partners continue to work with Senior Leaders to identify and retain key individuals across the business, and succession planning practices are in place to ensure continuity of key initiatives and business operations.

●
During 2019 we reviewed our financial governance and controls relating to the integration of our acquisitions. For example, the integration of Six Senses into IHG's financial control environment has been overseen by a dedicated governance committee.

●
We have an established approach to System Development Lifecycle, and specific risks to delivery of the Global Reservations System have been managed throughout the programme of implementation (including those relating to technical delivery, business process testing and operation readiness testing).

Macro external factors such as political and economic disruption, the emerging risk of infectious diseases, actual or threatened acts of terrorism or war, natural or man-made disasters could have an impact on our ability to perform and grow. Heightening of macro-economic tensions could lead to a downturn impacting our ability to grow.
●
While these factors are mostly outside our direct control, we track uncertainties which may impact the hospitality industry and which need to be considered in our strategic and financial planning. These types of risks are addressed in strategic review, including our market participation choices, particularly in emerging and key growth markets.

●
During 2019, many leadership teams have used formal and informal scenario planning to anticipate the potential impact of these risks. The Board and Executive Committee receive regular updates on these types of factors from both operational and subject matter experts so that possible implications for IHG can be considered.

●
Our in-house threat intelligence capability, supplemented by third-party expertise and methodology, supports development, hotel operations and customer-facing sales teams with planning and response to macro factors, for example concerns relating to terrorism, extreme weather events, or infectious diseases such as Covid-19. We are also increasingly able to complement more traditional sources with digital intelligence to anticipate potential impacts on IHG's interests.

As a global business, we are conscious of greater focus from a wider range of stakeholders on environmental and social mega-trends. These include regulators and investor groups (such as the Task Force on Climate-related Financial Disclosures (TCFD), and emerging risks presented by climate change which have the potential to impact performance and growth in key markets.
●
During 2019, our Corporate Responsibility team worked collaboratively with teams across IHG (including Human Resources, Business Reputation and Responsibility and Procurement) to consider the broader environmental and social risks associated with our business. These risks and opportunities are considered as an integral part of Board strategy discussions in relation to our commitment to responsible business. In 2019, this culminated with the approval of a science-based target relating to carbon reduction.

●
As part of our responsible business strategy refresh work, we are also working with third-party experts to develop our responsible business targets for post 2020 and have made a formal commitment to implement the recommendations of the TCFD. In 2020 we will be developing a disclosure roadmap for the coming years. More broadly we recognise that continued collaboration across the wider industry is required to collectively combat climate change. We are taking an active role in this via our membership and active participation in several industry bodies, including the International Tourism Partnership (ITP) and the World Travel and Tourism Council (WTTC).

●
Our values and behaviours, underpinned by our Code of Conduct, inform our decision-making at all levels. For example, specific elements of our Code of Conduct define expectations for IHG employees in relation to human rights and the environment. Our Supplier Code of Conduct and Human Rights Policy have been updated during 2019 and our Procurement, Legal and Risk teams monitor supply chain and human rights risks, see pages 26 and 27.

Failure to maintain an effective safety and security system and to respond appropriately in the event of disruption or incidents affecting our operations more broadly could result in an adverse impact to IHG, such as reputational and/or financial damage and undermining confidence from our colleagues, guests, major sales accounts and wider stakeholders. This risk relates both to our direct operations in hotels and other locations where we have management responsibility, and also to outsourced activities and others with whom we collaborate and trade, including the owners of our franchised hotels which operate as independent businesses.
●
The environment in which IHG develops and operates hotels continues to evolve and impacts the safety and security risks faced by IHG. These risks are assessed as stable overall, but our approach is reviewed continuously to ensure that it remains fit for purpose, and able to anticipate and respond to the risk of an incident damaging the Group's reputation.

●
Our design and engineering, hotel opening and operations teams work together with our risk management experts to evaluate standards and develop capability to respond to an incident via training, intelligence tracking and standard operating procedures, and also deploy crisis management procedures where required for less predictable events.

●
For example, the risks of epidemics such as Covid-19, earthquakes and extreme weather events continue to pose a threat to IHG's operations, and are managed through refresher training, advanced monitoring and warning and standard operating procedures.

●
In relation to geopolitical and terrorism risks, we deploy external industry benchmarking to allocate all pipeline and operational hotels a threat category. The category definitions are designed to guide hotels to make their own risk-based decisions on how to mitigate local security threats. Categories are reviewed regularly to adjust to the dynamic threat environment in which IHG develops and operates hotels.

●
We continue to monitor UK Government and Local Authority investigations into the Grenfell tragedy. We will review our own fire and safety requirements once any changes and/or recommendations to building regulations and best practice are published, and will work with owners and operators of IHG branded hotels to provide appropriate support and guidance.

	●	IHG has also created a toolkit and resources for hotels to use to provide guests with menu allergen information, making it easier for them to identify ingredients they need to avoid.
A material breakdown in financial management and control systems would lead to increased public scrutiny, regulatory investigation and litigation. This risk includes our ongoing (and stable) operational risks relating to our financial management and control systems; the continuing expectations of IHG's management decision making and financial judgements, in response to evolving accounting standards, which have added complexity to our control responsibilities; and our own business model and transactions.
●
We continue to operate an established set of processes across our financial control systems, which is verified through testing relating to our Sarbanes-Oxley compliance responsibilities. See pages 73 and 160 to 163 for details of our approach to taxation, page 73 for details of our approach to internal financial control, and pages 182 to 185 for specific details on financial risk management policies. These processes and our financial planning continue to evolve to reflect the changes in our management structure and business targets.

●
To mitigate risks from adoption of the new accounting standard, IFRS 16 'Leases', existing controls were modified and new controls added. Controls are revisited at least once a year for modification or addition.

●
As our hotel estate evolves and grows, we also adapt our approach to financial control. Given the differences in the culture and ways of working across our regions, we apply globally and/or regionally consistent policies and procedures to manage the risks, such as fraud and reporting risks, wherever possible.

	●	Our Group insurance programmes are also maintained to support financial stability.

Appendix C - Going concern

The following statement is extracted in full from page 224 of the Annual Report:

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 75 and in the Group information on pages 225 to 236. Information on the Group's treasury management policies can be found in note 24 to the Group Financial Statements on pages 182 to 185.

At the end of 2019, the Group was trading significantly within its banking covenants and debt facilities.

The Group's fee-based model and wide geographic spread mean that it is well placed to manage through uncertain times, and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the Consolidated Financial Statements.

Please see page 54 for the Directors' assessment of the viability of the Group.

By order of the Board,

Nicolette Henfrey
Company Secretary
InterContinental Hotels Group PLC
Registered in England and Wales, Company number 5134420
17 February 2020

Appendix D - Directors responsibility statement

The following statement is extracted in full from page 120 of the Annual Report and relates solely to the Group's Annual Report and Form 20-F 2019 and is not connected to this announcement or the Preliminary Results:

The Board confirms that to the best of its knowledge:

●
The Financial Statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group taken as a whole; and

●
The Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

For and on behalf of the Board

Keith Barr
Chief Executive Officer 17 February 2020

Paul Edgecliffe-Johnson
Chief Financial Officer 17 February 2020

Enquiries:

Investor Relations
Investor Relations (Sonya Ghobrial, Matthew Kay) :	+44 (0)1895 512 176	+44(0)7527 419 431

Media Relations
Media Relations (Yasmin Diamond; Mark Debenham) :	+44 (0)1895 512 097	+44(0)7527 424 046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 884,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	28 February 2020